UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 19, 2023 titled “GeoPark Announces Fourth Quarter 2022 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FOURTH QUARTER 2022 OPERATIONAL UPDATE

PROFITABLE PRODUCTION GROWTH & CASH GENERATION

BALANCE SHEET STRENGTHENING & ACCELERATED SHAREHOLDER RETURNS

Bogota, Colombia – January 19, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announces its operational update for the three-month period ended December 31, 2022 (“4Q2022”).

All figures are expressed in US Dollars. Growth comparisons refer to the same period of the prior year, except when otherwise specified.

Growing Production in Core Assets and Achieving Guidance

•	Consolidated average oil and gas production up 7% to 38,433 boepd[1]

•	Annual 2022 average production of 38,620 boepd, within guidance

•	2022 exit production of 37,700 boepd, with approximately 1,700 boepd of net production being deferred due to temporary shut-ins in the CPO-5 block (GeoPark non-operated, 30% WI) in Colombia and lower gas demand in the Manati gas field (GeoPark non-operated, 10% WI) in Brazil

•	Llanos 34 block (GeoPark operated, 45% WI) 2022 annual average gross production up 2% to 57,016 bopd

•	CPO-5 block 2022 annual average gross production up 50% to 18,600 bopd (up 64% to 20,235 boepd gross average production in 4Q2022)

•	GeoPark’s full-year 2022 work program included drilling of 50 gross wells[2] (40 operated), a record for GeoPark

Llanos Basin: Finding More Oil & Extending Production Growth in the CPO-5 Block

Llanos 34 block:

•	Three drilling and three workover rigs in operation

•	Average gross production down 6% to 54,610 bopd

•	Production and operations were partially affected for 15 days in 4Q2022 due to blockades

•	Guaco Sur 1 exploration well was spudded and reached total depth in December 2022

-	Preliminary logging information indicated hydrocarbons in the Guadalupe formation

-	Testing activities are expected to start in late January 2023

CPO-5 block:

•	Average gross production up 64% to 20,235 bopd

•	Two new development wells, Indico 6 and Indico 7, together tested over 11,000 bopd gross, and are expected to continue producing at a restricted rate of approximately 8,000 bopd gross, to continue testing overall reservoir conditions

•	These new wells are temporarily shut-in (Indico 6 since mid-December 2022 and Indico 7 since early January 2023) as the operator is obtaining customary regulatory approvals, and are expected to resume production within the next few weeks

•	Pre-drilling activities currently underway in the Yarico exploration prospect, located adjacent to the Mariposa field, targeting to spud the Yarico 1 exploration well in January 2023

Llanos 87 block (GeoPark operated, 50% WI):

•	Two drilling rigs in operation

•	Tororoi 1 exploration well was spudded in October 2022 and reached total depth in December 2022

-	Preliminary logging information indicated hydrocarbons in the Ubaque, Guadalupe (Barco) and Mirador formations

 _____________________

1 Percentages are calculated adjusting for divestments in Argentina in 4Q2021.

2 Five gross wells were drilled in 2022 and will be completed in 2023.

-	Initial testing activities carried out in the Ubaque formation with further testing planned to continue in 1Q2023

-	Currently drilling two exploration wells (Picabuey 1 and Zorzal 1), targeting to reach total depth in 1Q2023

Oriente Basin: New Exploration Success

Espejo block (GeoPark operated, 50% WI):

•	Pashuri 1 exploration well was spudded in September 2022 and reached total depth in October 2022

-	Preliminary logging information indicated hydrocarbons in the Napo formation

-	The well is currently producing 400 bopd gross

Putumayo Basin: Drilling Attractive Short-Cycle Prospects

Platanillo block (GeoPark operated, 100% WI):

•	Average gross production up 37% to 2,292 bopd

•	Alea NW 1 exploration well was spudded in September 2022

-	Preliminary logging information indicated hydrocarbons in the U and N formations

-	The well has been producing 225 bopd from the U formation

-	Currently testing the N formation, with initial production rates of 245 bopd

Fast, Immediate and Aggressive Actions to Minimize Emissions

•	Solar photovoltaic plant in the Llanos 34 block fully operational since November 2022

•	The solar plant and the interconnection of the Llanos 34 block to Colombia’s national power grid in July 2022 are key drivers to continue improving the Llanos 34 block’s industry-leading cost and carbon footprint

Powerful Safety Culture

•	2022 annual Lost Time Injury Rate (LTIR) of 0.35[3] (15% lower than last 5-year average)

•	2022 annual Total Recordable Injury Rate (TRIR) of 0.70[4] (36% lower than last 5-year average)

Balance Sheet Strengthening and Accelerated Shareholder Returns

•	Quarterly dividend of $0.127 per share, or $7.5 million, paid on December 7, 2022 (or an annualized dividend of approximately $30 million, a 3.5% dividend yield5)

•	Acquired 2.7 million shares (or over 4.5% of shares outstanding) for $36.2 million in 2022 (0.9 million shares acquired for $13.1 million in 4Q2022)

•	Renewed discretionary share buyback program for up to 10% of shares outstanding until December 2023

•	Cash-in-hand of $122 million[6] as of December 31, 2022 ($93 million as of September 30, 2022)

2023 Work Program: Growing Production, Drilling More Wells and Giving Back to Shareholders

•	2023 production guidance of 39,500-41,500 boepd (assuming no production from the exploration drilling program)

•	Self-funded 2023 capital expenditures program of $200-220 million to drill 50-55 gross wells (including 10-15 low-risk high-potential exploration and appraisal wells)

•	At $80-90 per bbl Brent, GeoPark expects to generate an Adjusted EBITDA of $510-580 million and a free cash flow of $120-140 million[7]

•	Targeting to return approximately 40-50% of free cash flow after taxes to shareholders

Upcoming Catalysts

•	Drilling 10-13 gross wells in 1Q2023, targeting development and exploration projects in the Llanos and Putumayo basins in Colombia

•	Exploration drilling includes 3-4 new gross wells in the Llanos basin (CPO-5 and Llanos 87 blocks)

 ______________________

3 Number of lost time injuries per million hours worked for both employees and contractors.

4 Number of recordable injuries per million hours worked for both employees and contractors.

5 Based on GeoPark’s average market capitalization from October 1, 2022 to January 17, 2023.

6 Unaudited.

7 Free cash flow is used here as Adjusted EBITDA less capital expenditures, mandatory interest payments and cash taxes. 2023 cash taxes include GeoPark’s preliminary estimates of the full impact of the new tax reform in Colombia, irrespective of the timing of its cash impact, expected in 2023 or early 2024. The Company is unable to present a quantitative reconciliation of the 2023 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2023 free cash flow forecast.

Breakdown of Quarterly Production by Country

The following table shows production figures for 4Q2022, as compared to 4Q2021:

	4Q2022			4Q2021
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	33,749	33,686	378	32,002	+5%
Ecuador	1,259	1,259	-	-	-
Chile	2,291	489	10,810	2,162	+6%
Brazil	1,134	17	6,698	1,822	-38%
Argentina[b]	-	-	-	1,942	-
Total (as reported)	38,433	35,451	17,886	37,928	+1%
Total (pro forma)[c]	38,433	35,451	17,886	35,928	+7%

a)	Includes royalties paid in kind in Colombia for approximately 759 bopd in 4Q2022. No royalties were paid in kind in Ecuador, Chile or Brazil. Production in Ecuador is reported before the Government’s production share of approximately 431 bopd.

b)	Argentina blocks were divested on January 31, 2022.

c)	Pro forma production in 4Q2021 excludes production from divested blocks in Argentina (completed in January 2022).

Quarterly Production

(boepd)	4Q2022	3Q2022	2Q2022	1Q2022	4Q2021
Colombia	33,749	33,338	34,253	33,738	32,002
Ecuador	1,259	1,194	634	290	-
Chile	2,291	2,425	2,358	2,279	2,162
Brazil	1,134	1,439	1,695	1,815	1,822
Argentina	-	-	-	604	1,942
Total [a]	38,433	38,396	38,940	38,726	37,928
Oil	35,451	34,875	35,238	34,542	33,205
Gas	2,982	3,521	3,702	4,184	4,723
a)	In Colombia, production is shown before royalties paid in kind, and in Ecuador it is shown before the Government’s production share.

Oil and Gas Production Update

Consolidated:

Oil and gas production in 4Q2022 was 38,433 boepd. Adjusting for divestments in Argentina (completed on January 31, 2022), consolidated oil and gas production increased by 7% compared to 4Q2021, due to higher production in Colombia, Chile and Ecuador, partially offset by lower production in Brazil. Oil represented 92% and 88% of total reported production in 4Q2022 and 4Q2021, respectively.

Colombia:

Average net oil and gas production in Colombia increased by 5% to 33,749 boepd in 4Q2022 compared to 32,002 boepd in 4Q2021, resulting from increased production in the CPO-5 and Platanillo blocks, partially offset by lower production in the Llanos 34 block.

Oil and gas production highlights in GeoPark’s main blocks in Colombia:

•	Llanos 34 block net average production decreased by 6% to 24,574 bopd (or 54,610 bopd gross) in 4Q2022 compared to 4Q2021. Production in 4Q2022 was affected by 15 days of localized blockades that impacted production and operations in the Llanos basin, combined with failures in electric submersible pumps in 12 wells since September 2022. These events reduced overall existing production and caused delays in completing and testing new wells, which are being gradually normalized

•	CPO-5 block net average production increased by 64% to 6,070 bopd (or 20,235 bopd gross) in 4Q2022 compared to 4Q2021

•	Platanillo block average production increased by 37% to 2,292 bopd in 4Q2022 compared to 4Q2021

Recent Activity in the Llanos and Putumayo Basins

Llanos 34 Block

•	Guaco Sur 1 exploration well was spudded in December 2022 and reached total depth of 12,178 feet in late December 2022

-	Preliminary logging information indicated hydrocarbons in the Guadalupe formation

-	Testing activities are expected to start in late January 2023

•	The solar photovoltaic plant became fully operational in November 2022, which jointly with the interconnection of the block to Colombia’s national power grid in July 2022 are key drivers to continue improving the block’s industry-leading cost and carbon footprint, allowing GeoPark to replace a significant portion of its gas and diesel consumption with renewable energy

CPO-5 Block

•	Two new development wells, Indico 6 and Indico 7, together tested over 11,000 bopd gross, and are expected to continue producing at a restricted rate of approximately 8,000 bopd gross, to continue testing overall reservoir conditions

•	Indico 6 development well was spudded in September 2022 and reached total depth of 10,446 feet in October 2022

-	Preliminary logging information indicated 201 feet of net pay in the Ubaque formation

-	The well tested up to 6,270 bopd of 35 degrees API with a 0.1% water cut (on a restricted 48/64 inch choke)

-	The well started testing in October 2022 and has been closed since mid-December 2022 as the operator is obtaining customary regulatory approvals, and is expected to resume production within the next few weeks

•	Indico 7 development well was spudded in October 2022 and reached total depth of 10,251 feet in December 2022

-	Preliminary logging information indicated 185 feet of net pay in the Ubaque formation

-	The well tested up to 5,245 bopd of 35 degrees API with a 0.25% water cut (on a restricted 48/64 inch choke)

-	The well started testing in late December and has been closed since early January 2023 as the operator is obtaining customary regulatory approvals, and is expected to resume production within the next few weeks

•	Pre-drilling activities currently underway in the Yarico exploration prospect, located adjacent to the Mariposa field, targeting to spud the Yarico 1 exploration well in January 2023

Llanos 87 Block

•	Two drilling rigs currently in operation

•	Tororoi 1 exploration well was spudded in October 2022 and reached total depth of 13,650 feet in December 2022

-	Preliminary logging information indicated hydrocarbons in the Ubaque, Guadalupe (Barco) and Mirador formations

-	Initial testing activities after three days of testing in the Ubaque formation showed a production rate of up to 780 mcfpd of natural gas (or 130 boepd) and light oil shows, with the well significantly increasing its water cut through the initial testing. Further testing activities are planned to continue in 1Q2023

•	Currently drilling two exploration wells (Picabuey 1 and Zorzal 1), targeting to reach total depth in 1Q2023

Llanos 94 Block (GeoPark non-operated, 50% WI)

•	Humea 1 exploration well was spudded in October 2022 and reached a total depth of 11,350 feet. According to petrophysical logging interpretation, the well encountered reservoir in the Gacheta formation with no evidence of hydrocarbons and it was abandoned by the operator

Llanos 123 Block (GeoPark operated, 50% WI)

•	Pre-drilling activities currently underway, targeting to spud the first exploration well in 2Q2023

Platanillo Block

•	Alea NW 1 exploration well was spudded in September 2022 and reached total depth of 8,560 feet

-	Preliminary logging information indicated hydrocarbons in the U and N formations
-	The well has been producing 225 bopd from the U formation
-	Currently testing the N formation, with initial production rates of 245 bopd

•	Libelula Sur 1 exploration well was spudded in November 2022 and reached total depth of 10,647 feet in December 2022. According to petrophysical logging interpretation, the well encountered reservoir in the U and T formations with no evidence of hydrocarbons and the well was abandoned

Ecuador:

Average net oil production in Ecuador before the Government’s share reached 1,259 bopd in 4Q2022 (828 bopd after the Government’s share).

The Government’s production share varies with oil prices and is approximately 30-40% considering an Oriente crude oil price of $70-100 per bbl.

Espejo block

•	Pashuri 1 exploration well was spudded in September 2022 and reached total depth of 10,414 feet in October 2022

-	Preliminary logging information indicated the presence of hydrocarbons in the M1 and U sandstones in the Napo formation

-	The well is currently producing approximately 400 bopd of 19 degrees API with 3% water cut from the U sandstone in the Napo formation

•	Caracara 1 exploration well was spudded in November 2022 and reached total depth of 10,090 feet in late November 2022

-	Preliminary logging information indicated the presence of hydrocarbons in the M1 sandstone in the Napo formation

-	Initial production tests after six days of testing showed traces of heavy and viscous oil and further analyses are being carried out to define next steps

Chile:

Average net production in Chile increased by 6% to 2,291 boepd in 4Q2022 compared to 2,162 boepd in 4Q2021, resulting from higher oil and flat gas production levels. The production mix was 79% natural gas (vs 83% in 4Q2021) and 21% light oil (vs 17% in 4Q2021).

Brazil:

Average net production in the Manati field in Brazil decreased by 38% to 1,134 boepd in 4Q2022 compared to 1,822 boepd in 4Q2021 due to limited gas demand, combined with the natural decline of the field.

Since late December 2022, net gas production in the Manati gas field has been reduced to 600-1,000 boepd.

The production mix was 99% natural gas and 1% oil and condensate in both 4Q2022 and 4Q2021.

OTHER NEWS

2022 Year-end Reserves Release Date

GeoPark plans to release its 2022 year-end independent reserves certification by the end of January 2023 or early February 2023.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Certain amounts included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief, or current expectations, regarding various matters, including expected future financial performance, capital expenditures, expected adjusted EBITDA and free cash flow generation, expected production guidance, drilling activities, demand for oil and gas, oil and gas prices, our work program and investment guidelines, regulatory approvals, reserves, exploration resources, the discretionary share buyback program and shareholder returns. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: January 19, 2023